YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

BROOGE HOLDINGS LIMITED

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.

	FOR	AGAINST	ABSTAIN
1. To consider and vote upon a proposal to approve the change of the name of Brooge Holdings Limited to Brooge Energy Limited and adopt the Amended and Restated Memorandum and Articles of Association.	☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**, 2020.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Materials for the Extraordinary General Meeting

The Notice of Extraordinary General Meeting and The Form of Amended and Restated Memorandum and Articles of Association are available at: https://www.cstproxy.com/broogeholdingslimited/sm2020

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

BROOGE HOLDINGS LIMITED

The undersigned appoints ____________________, or failing him/her, Nicolaas Paardenkooper as proxy, with the power to appoint his/her substitute, and authorizes such proxy to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Brooge Holdings Limited held of record by the undersigned at the close of business on February 19, 2020 at the Extraordinary General Meeting of Brooge Holdings Limited to be held on April 7, 2020, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, IN FAVOR OF PROPOSAL 1, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSON NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)